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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER(Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Acxiom Corporation	71-0581897	0-13163
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e) TELEPHONE NO.
1 Information Way Little Rock AR 72202	AREA CODE	NUMBER
(501)	342-1000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
Charles D. Morgan	Company Leader & Director	1 Information Way Little Rock, AR 72202

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock, $.10 par value	Stephens Inc. 111 Center Street Little Rock, AR 72201 J. P. Morgan Securities Inc. 300 Crescent Court, Suite 400 Dallas, TX 75201		150,000	$3,559,500	86,776,582	1/10/05	NASDAQ

INSTRUCTIONS:
1.  (a) Name of Issuer
     (b) Issuer's I.R.S. Identification Number
     (c) Issuer's SEC file number, if any
     (d) Issuer's address, including zip code
     (e) Issuer's telephone number, including area code
2.  (a) Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the Issuer(e.g., officer, director, 10% stockholder or member of immediate family of any of the foregoing)
(d) Such person's address, including zip code	3. (a) Title of the class of securities to be sold
     (b) Name and address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f) Approximate date on which the securities will be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, $.10 par value	3/11/80	Purchase	Morgan Holding Company	150,000	3/11/80	Cash
INSTRUCTIONS:	1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.		2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
J. P. Morgan Securities
    Inc.
300 Crescent Court,
    Suite 400
Dallas, TX 75201

Stephens Inc.
111 Center Street
Little Rock, AR  72201

J. P. Morgan Securities
    Inc.
300 Crescent Court,
    Suite 400
Dallas, TX 75201

	Common Stock, $.10 par value Common Stock, $.10 par value Common Stock, $.10 par value	October 1, 2004 & October 4, 2004 November 1-2, 2004 December 10, 2004 & December 13, 2004	50,000 50,000 50,000	$1,194,962.50 $1,262,336.50 $1,326,057.20
REMARKS: The sales reported in this Form 144 will be effected pursuant to plans adopted on April 14, 2004 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. The 10b5-1 plans call for the sale of 50,000 shares per month beginning in April 2004 and ending in July 2005. This Form 144 covers sales totaling 150,000 shares anticipated to be made in January, February and March, 2005. As of the date of the adoption of the plans the reporting person was not in possession of material non-public information about the Company.
	INSTRUCTIONS:	ATTENTION:
	See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

	1/10/2005	/s/ Catherine L. Hughes Attorney-in-Fact for Charles D. Morgan
	Date of Notice	Signature

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be mutually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)